Exhibit 10.2
January 9, 2007
David L. Rea
1640 Bent Creek Drive
Southlake, TX 76092
Dear David:
I am pleased to offer you the position Senior Vice President, Chief Financial Officer and Treasurer for Sally Beauty Holdings, Inc. (“Sally”) at a monthly salary of $37,500 ($450,000 annualized). This offer is conditional upon your completing an employment application and passing a background check (including a criminal records search and verification of your educational credentials), and the approvals described hereafter. We have tentatively agreed to your starting on January 15, 2007, provided all of the preconditions to your hire have been satisfied.
As an executive-level employee you will be entitled to participate in the Management Incentive Plan (“MIP”) at a 60% award potential level. The MIP is an incentive plan with a targeted award of a stipulated percentage of annual base salary based on the achievement of individual objectives, plus attainment of corporate performance metrics as set forth in the plan. You will be eligible to participate on a pro rata basis in the fiscal year 2007 MIP that began October 1, 2006.1
I anticipate that you will receive, and I will recommend to the Compensation Committee of the Board of Directors that you receive, a series of Sally stock option grants, as follows:
1. Upon the commencement of your employment, a grant of 200,000 Sally stock options that vest in four equal increments over four years, beginning on the first anniversary of the grant.
2. After the Sally shareholders’ meeting in 2007, a grant of 200,000 Sally stock options that vest in four equal increments over four years, beginning on the first anniversary of the grant.

[1]	For the purposes of clarification, the prorated sum would be calculated as follows: your 2007 award will be multiplied by the number of days before October 1, 2007 that you are employed, with that sum divided by 365

3. During the first quarter of FY 2008 (the last quarter of calendar 2007), a grant of at least 200,000 Sally stock options that vest in four equal increments over four years, beginning on the first anniversary of the grant.
4. Approximately one year after the grant described in Paragraph 3, a grant of at least 100,000 Sally stock options that vest in four equal increments over four years, beginning on the first anniversary of the grant.
5. Approximately one year after the grant described in Paragraph 4, a grant of at least 100,000 Sally stock options that vest in four equal increments over four years, beginning on the first anniversary of the grant.
In following years, you will participate in the regular long-term incentive plans applicable to executives at your level.
You will also receive, upon the commencement of employment, a grant of 150,000 restricted Sally shares that vest in five equal increments over five years, beginning on the first anniversary of the grant.
Following the commencement of your employment, in the event that you are terminated by Sally or whatever successor or affiliate (the “Successor Company”) would be employing you at the time (other than in the event of a change of control, in which case you will be provided certain other rights, as described below), Sally or the Successor Company will pay you the sum of: (i) $450,000 plus (ii) the amount of the next MIP award payable after your termination calculated on the basis of the targeted award level (collectively, the “Severance Payment”), less any taxes and other legally required withholding, and subject to the terms of this letter agreement. In order to be eligible for the Severance Payment, you acknowledge you will be required to sign a general release of claims and covenant not to sue Sally, any Successor Company, their successors, affiliates, officers and employees on such terms as are proposed. No Severance Payment shall be payable in the event: (i) you separate of your own volition, (ii) the termination is for Just Cause, (iii) you are entitled to payment under any long term disability plan after your termination, (iv) if your termination simply results from your transfer from one Sally or Successor Company-related entity to another without reduction in your base salary, or (v) your termination follows a change of control.
Following the commencement of your employment, in the event you are terminated following a change of control, your payment will be governed by a severance agreement substantially in the same form as found in Exhibit 10.1 of the Form 8-K filed by Sally with the SEC on November 22, 2006. I will be proposing to the Compensation Committee, prior to your employment, that you be provided the benefits of such an agreement. I will recommend your receiving a payment of 1.99 times annual base salary plus average annual bonus (as these amounts are calculated in the agreement).

I will recommend to the Compensation Committee (at the same time I recommend your receiving the severance agreement) that you will be provided an officer indemnification agreement, substantially in the same form (though subject to changes related to the differences in duties and as may be recommended by our consultants and counsel) as that previously provided directors.
All stock option and restricted stock grants, as well as your officership and entire compensation package, will be subject to the discretion and approval of the Compensation Committee of the Board of Directors. Prior to the commencement of your employment, I will seek Board approval of your position as Senior Vice President, Chief Financial Officer and Treasurer, as well as appropriate approvals for your initial stock grant and the restricted stock grant. I will also seek approval to enter into the severance agreement and the officer indemnification agreement. I will advise you when these approvals have been procured.
The terms of the underlying plans are subject to the discretion and approval of the Board of Directors. New underlying equity plans will be submitted for shareholder vote. We anticipate that the stock option and restricted stock grants issued to you and as described in this letter will contain a provision that provides for accelerated 100% vesting in the event of a “change of control” as it may be described in the respective plans.
As used in this letter agreement, the term “Just Cause” shall mean a termination of your employment by your employing company: (i) because of conviction of or entry of a plea of guilty or nolo contendere to a misdemeanor involving an act of moral turpitude, or a felony (or any similar crime for purposes of laws outside the United States), or our reasonable belief you have committed any other act of moral turpitude, (ii) because of our reasonable belief you have engaged in fraud or dishonesty, (iii) because of repeated willful failure to perform assigned duties, (iv) because of gross negligence in the performance of duties, (v) because we reasonably believe you have willfully committed a material violation of one or more policy or established practice governing employee conduct, (vi) because we reasonably believe you have intentionally engaged in conduct that is harmful to the company, (vii) because of your death or your being physically unable to perform the essential functions of the position with or without reasonable accommodation for any disability for a period of over one hundred eighty (180) days in the aggregate, or (viii) after which you are eligible for benefits under any long-term disability plan offered by your employing company.
Sally offers a comprehensive benefit program. As a Sally employee, you will become eligible to participate in group benefits on the first of the month following date of hire, including: medical and dental insurance, prescription drug card, vision insurance, short-term disability, long-term disability, basic life insurance, business travel accident insurance, accidental death and dismemberment insurance, and an annual executive physical. Paid sick leave, tuition reimbursement, and an annual four-week paid vacation (with first year’s vacation accrued as of your date of hire) will also be available to you.

In addition, you are also eligible for a supplemental long-term disability program, supplemental life insurance, and family life insurance. Sally currently also offers a profit sharing plan and a 401(k) plan for employees at your level. Some of these benefits require a contribution and/or election for coverage by the employee.
Of course, I have included only a brief summary of the compensation and benefit plans. Each actual component of compensation and benefit is governed by the terms of the relevant plan and necessarily must supersede any contrary provision in this letter, if any.
You understand that nothing in this letter agreement changes the “at will” nature of your employment and that you remain an at-will employee. You understand that you must be an employee at the time any benefit described in this letter agreement (including any option grant or restricted stock grant) is received by you, or any right is exercised, unless you specifically have post-termination rights that are expressly set forth under the terms of the plan governing the benefit, or as may be required by law (such as COBRA rights). This letter agreement may be amended, modified, or supplemented only in a writing signed by you on one hand and the President on the other hand. This letter agreement shall be governed by the laws of the state of Texas in the same fashion as agreements entered in to and wholly performed within the state of Texas. If any portion of this letter agreement shall be held invalid, illegal, or unenforceable, the validity, legality, and enforceability of the other portions shall not be affected. This letter agreement sets forth the entire understanding of the parties and supersedes any and all prior agreements, arrangements, and understandings among the parties related to the matters specifically addressed herein.
You acknowledge that no representation has been made to you as to the tax implications of any payment or benefit under this letter agreement, and you also acknowledge your having had the opportunity to review this matter with your legal counsel.
Notwithstanding the foregoing, if Sally, or any Successor Company, or you, reasonably and in good faith determine that payment of any amount pursuant to this letter agreement at the time provided for herein would cause any amount payable under this letter agreement to be subject to Section 409A(a)(1) of the Internal Revenue Code, as amended (the “Code”) then such amount shall instead be paid at the earliest time at which it may be paid without causing this letter agreement and the amounts payable hereunder to be subject to Section 409A(a)(1), and all of the provisions of this letter agreement shall be interpreted in a manner consistent with this paragraph. Sally and the Successor Company shall have the right t o make such amendments, if any, to this letter agreement as shall be necessary to avoid the application of Section 409A(a)(1) of the Code to the payments of amounts pursuant to this letter agreement, and shall give prompt notice of any such amendment to you. If Sally or the Successor Company defers payments to your pursuant to this paragraph and Section 409A of the Code, then such company shall provide you with prompt written notice thereof, including a reasonable explanation and the estimated date on which it has determined it is permitted to make the payments deferred under this paragraph. In any event, such amounts will not be paid later than 190 days from the date of termination.
David, I genuinely look forward to you joining Sally as part of the management team. I feel that you will be an excellent addition to our team and a key contributor to our continued growth and success. I hope you will find this to be a very rewarding move.
Please do not hesitate to call me if you have any questions.
Sincerely,
/s/ Gary Winterhalter
Gary Winterhalter
President and Chief Executive Officer
ACCEPTED AND AGREED:

/s/ David L. Rea David L. Rea	January 10, 2007 Date

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